

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2020

Marc G. Swanson
Chief Executive Officer
SeaWorld Entertainment, Inc.
6240 Sea Harbor Drive
Orlando, Florida 32821

> **Re: SeaWorld Entertainment, Inc.**
> **Registration Statement on Form S-3**
> **Filed on July 2, 2020**
> **File No. 333-239672**

Dear Mr. Swanson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed July 2, 2020

Exclusive Forum, page 12

1. We note that the forum selection in your articles provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your disclosures to disclose this information and to state that there is uncertainty as

to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations under it.

General

2. We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2019. Please note that we will not be in a position to act on a request to accelerate the effective date of this Form S-3 until we have completed our review of your Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Erin Jaskot, Legal Branch Chief at 202-551-3442 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services